NXCE HOLDINGS SPV, LLC

SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on the date on the signature page of this Investor Agreement by and between NXCE Holdings SPV, LLC, a Delaware limited liability company (the "Company"), a special purpose vehicle that will invest all of its assets in securities issued by NXCE Holdings, LLC ("the "Manager"), and the subscriber indicated on the signature page of this agreement ("Subscriber").

Background

The Company is offering for sale certain of its securities on www.PicMiiCrowdfunding.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Subscription Agreement using words like "we" and "our," and Subscriber is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

2.1. **In General**. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, the number of Investor Shares indicated on the signature page of this agreement for $2.50 per share (the "Shares"), excluding any time-based discounts on share price that the Company may apply, which will also be indicated on the signature page of this agreement.

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Subscription Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document, including the Company's Limited Liability Company Agreement (the "LLC Agreement") all the other Exhibits.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares, or from the Company buying, holding or selling securities in NXCE Holdings, LLC, a Delaware Limited Liability Company.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Subscribers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Subscriber is a legal entity, like a corporation, partnership, or limited liability company, Subscriber also promises that:

6.26.1. **Good Standing**. Subscriber is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Subscriber is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Subscriber.

6.26.3. **Authorization**. The execution and delivery by Subscriber of this Subscription Agreement, Subscriber's performance of its obligations hereunder, the consummation by Subscriber of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Subscriber is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Subscriber has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Subscriber's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Subscriber has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Subscriber. To the best of Subscriber's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for it.

9. **Execution of LLC Agreement**. By signing this Subscription Agreement, you will also be deemed to have signed the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by New York law, without considering principles of conflicts of law.

11. **Dispute Resolution**.

11.1. **Mediation**. All disputes, claims or controversies arising out of or relating to this Agreement with more than $5,000 in controversy shall be submitted to the American Arbitration Association ("AAA") in New York, NY, or its successor, for mandatory formal mediation, and if the matter is not resolved through mediation, then it shall be submitted to the AAA in New York, NY, or its successor, for final and binding arbitration. Either party may commence mediation by providing to the AAA or the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with the AAA and with one another in selecting a mediator from the AAA's panel of neutrals, and in scheduling the mediation proceedings. The parties will participate in the mediation in good faith, and they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any AAA employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. Either party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session. The mediation may continue after the commencement of arbitration if the parties so desire. Unless otherwise agreed by the parties, the mediator shall be disqualified from serving as arbitrator in the case. The provisions of this Section 11.1 may be enforced by any court of competent jurisdiction, and any party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party against whom enforcement is ordered.

11.2. **Arbitration**. Subject to Section 11.3, any dispute, claim or controversy arising out of or relating to this Agreement or the relationship of the parties, or the breach, termination, enforcement, interpretation or validity of this Agreement, including the determination of the scope or applicability of this agreement to arbitrate, which has not been resolved by mediation, shall be determined by arbitration at the American Arbitration Association ("AAA") office in New York, NY, before a sole arbitrator, in accordance with the laws of the State of New York applicable to agreements made in and to be performed in that State. The arbitration shall be administered by the AAA pursuant to its Commercial Arbitration Rules if the amount in controversy exceeds $250,000, and otherwise pursuant to the Expedited Procedures of its Commercial Arbitration Rules. Judgment on the award may be entered in any court having jurisdiction. The arbitrator shall, in the award, allocate all of the costs of the mediation and arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

11.3. **Small Claims**. All disputes, claims or controversies arising out of or relating to this Agreement with $5,000 or less in controversy shall be adjudicated in a court of applicable jurisdiction according to New York law.

11.4. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11.5. **Waiver of Jury Trial and Related Rights**. BY INITIALING IN THE SPACE BELOW, EACH OF THE COMPANY AND SUBSCRIBER AGREES TO HAVE ALL DISPUTES, CLAIMS OR CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHICH ARE NOT RESOLVED BY MEDIATION, DECIDED BY NEUTRAL BINDING ARBITRATION AS PROVIDED IN THIS AGREEMENT, AND IS GIVING UP ANY RIGHTS IT MIGHT POSSESS TO HAVE THOSE MATTERS LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW, EACH OF THE COMPANY AND SUBSCRIBER IS GIVING UP ITS RIGHTS TO A JURY TRIAL AND RIGHTS TO ANY APPEAL. If either party refuses to submit to arbitration after agreeing to this provision, that party may be compelled to arbitrate under federal or state law.

11.6. **Acknowledgment**. The foregoing has been read and understood. Except as provided in Section 11.3, each of the Company and Subscriber agrees to submit all disputes, claims or controversies arising out of or relating to this Agreement that have not been resolved by mediation to binding arbitration in accordance with this Agreement.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at phil@nyce.co. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury. This Section 15 is subject to, and should be read together with, Section 11.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. Except as otherwise provided in Section 11, if we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Subscription Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

17.6. **Power of Attorney**. The Investor hereby appoints The Manager as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

17.6.1. a Certificate of Formation of the Company and any amendments required under the Delaware Act;

17.6.2. the Company LLC Agreement and any duly adopted amendments;

17.6.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the Company (including a Certificate of Cancellation of the Certificate of Formation); and

17.6.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the Company’s business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another member for all of the Investor's investment in the Company or upon the liquidation or termination of the Company. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the Company, and any Administrator taken in good faith under this power of attorney.

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